SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 24, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __
                                     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes     No X
                                        ---   ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes     No X
                                        ---   ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes     No X
                                        ---   ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 24, 2003, reporting the Company's financial results for the first quarter ended March 31, 2003.

[Dassault Systemes Logo]

FOR IMMEDIATE RELEASE

       DASSAULT SYSTEMES OUTPERFORMS PLM MARKET WITH SOLID FIRST QUARTER

   >> Financial Results Above Market Expectations With Revenue (euro)169.4
      Million, Operating Margin 20.5% and EPS (euro)0.20

   >> Before Acquisition Costs, Operating Margin 21.7% and EPS (euro)0.21

   >> PDM Business Continues to Outperform PDM Market, With Revenue Up 17%

   >> On a Constant Exchange Rate Basis, Total Revenue Increased 1%

   >> DS Sets 8% EPS Growth Objective For 2003 or 7% Before Acquisition Costs;
      Reconfirms 2003 Revenue Objective

PARIS, FRANCE, April 24, 2003 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the first quarter ended March 31, 2003.

All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information, specifically noted as such, is also presented that is not in conformity with U.S. GAAP, with the presentation of operating income, operating margin and earnings per share before acquisition costs (primarily technology amortization and other related costs). All comparative figures are given on a year over year basis unless specified otherwise.

FINANCIAL HIGHLIGHTS
First Quarter
Total revenue in the 2003 first quarter was (euro)169.4 million. On a U.S. GAAP basis net income was (euro)22.3 million or (euro)0.20 per share in the 2003 first quarter compared to (euro)25.3 million or (euro)0.21 per share in the first quarter of 2002, representing a per share decrease of 5%. Net income excluding acquisition costs was (euro)24.2 million or (euro)0.21 per share in the 2003 first quarter, a 13% decrease on a per share basis compared to
(euro)28.5 million or (euro)0.24 per share in the 2002 first quarter.

As anticipated, in comparison to the first quarter of 2002 total revenue decreased 7%, or increased by 1% on a constant currency basis. Software revenue was (euro)145.1 million in the 2003 first quarter and represented 86% of total revenue. In comparison to the year-ago quarter, software revenue decreased 9%, or 1% on a constant currency basis. Recurring software revenue continued to be an important component of software revenue and represented 55% of total software revenue in the 2003 first quarter, compared to 49% in the 2002 first quarter. Seats licensed in the quarter totaled 12,917 with 6,874 CATIA and 6,043 SolidWorks seats.

Services and other revenue increased 5% to (euro)24.3 million and represented 14% of total revenue. This growth in services revenue primarily reflected the increase in the number of PLM projects during the quarter.

Process-centric revenue, including PDM revenue, totaled (euro)138.9 million in the 2003 first quarter, decreasing 7% compared to (euro)149.8 million in the year-ago quarter. On a stand-alone basis, PDM revenue increased 17% to (euro)17.3 million in the 2003 first quarter, compared to (euro)14.8 million in the year-ago quarter and accounted for 10% of total revenue in the 2003 first quarter. PDM end-user software revenue totaled (euro)25.6 million in the 2003 first quarter. Design-centric revenue totaled (euro)30.5 million in the 2003 first quarter, a decrease of 7% compared with the year-ago period but in U.S. dollars design-centric revenue increased significantly, growing 15% year over year.

The Company had a strong financial position with cash and short-term investments totaling (euro)459.6 million and no bank debt at March 31, 2003.

Charles Edelstenne, Chairman of DS, stated, "In a difficult business environment, DS achieved results in line with its financial objectives. I believe we are well positioned to outperform the market in 2003 as we continue to focus on delivering solid financial results."

Bernard Charles, President and Chief Executive Officer, commented, "DS had a solid start to the year, with financial results better than market expectations. While the weak business climate and major currency movements of the last year have limited our overall revenue growth, our first quarter performance illustrates our focus on outperforming the industry and gaining market share in 2003. The adoption of our PLM V5 based solutions is progressing very well in every industry vertical as we continue to achieve new wins. Among these is a new PLM contract with Daewoo Heavy Industries & Machinery Limited, which we were pleased to announce this quarter. Our PDM business, with ENOVIA and SMARTEAM, continued to outperform its major competitors, delivering 25% revenue growth on a constant currency basis. Regarding the design-centric market, SolidWorks' results, with the 15% increase in revenues when stated in U.S. dollars, provide evidence that it continues to be the leader of its segment. The strong value proposition of our products is clearly visible, with our pricing generally firm amidst tough economic conditions.

"In a few days, we will be formally introducing our newest set of releases for the Product Lifecycle Management market, with our Version 5 Release 11 for CATIA, ENOVIA, SMARTEAM and DELMIA. Our V5R11 PLM portfolio delivers an unmatched degree of product realism and leading-edge solutions to address real-world industry needs of our customers."

Thibault de Tersant, Executive Vice President and CFO, commented, "Our financial results for the first quarter exceeded expectations for revenue, operating margin and earnings per share. Revenue came in at the high end of our objective, reflecting improved performance in the U.S. and at SolidWorks. Our continued focus on managing our costs as well as better than expected revenues contributed to the stronger than anticipated earnings and operating margin performance.

"Looking ahead, we continue to be cautious about the economy. For the second quarter, we believe a revenue objective of (euro)180-(euro)185 million is appropriate. We are reconfirming our revenue objective for the full year, with total revenue expected to be similar to or slightly higher than the (euro)774 million reported in 2002 and we are initiating a U.S. GAAP EPS objective for the year of approximately (euro)1.18 or 8% growth in EPS compared to 2002 U.S. GAAP EPS of (euro)1.09. Before acquisition costs, our EPS objective for the year is
(euro)1.25, a 7% increase over 2002. We believe that our operating margin in 2003 could see an improvement of up to one percentage point over the operating margin achieved in 2002. In constant currencies we are reconfirming our revenue growth objective of approximately 7%. These objectives continue to assume a U.S. dollar to Euro exchange rate of $1.10 per (euro)1.00 as we outlined in our 2002 year-end press release."

The Company has repurchased approximately 1.4 million shares under its share repurchase program announced in the Company's year-end press release of February 6, 2003.

At the request of the French regulatory commission (COB), DS plans to make available on its website a press release stating DS French GAAP 2002 financial results, including a reconciliation of French GAAP to U.S. GAAP. 2002 revenue was (euro)774 million under French GAAP and U.S. GAAP. French GAAP 2002 EPS was
(euro)0.18 lower than U.S. GAAP EPS, with the variance primarily accounted for by the different rules regarding goodwill amortization.

BUSINESS HIGHLIGHTS

Bertrandt AG, a leading engineering services provider for the automotive industry, signed a PLM solutions contract with DS. Bertrandt selected ENOVIA Life Cycle Applications V5 for product data management to integrate it with the company's existing CATIA V5 solutions in order to standardize its entire product development platform.

Daewoo Heavy Industries & Machinery Limited (DHIM), a leading company in the machinery industry of Korea providing first-class products and services in construction equipment, industry vehicles, machine tools, factory automation systems, diesel engines, and defense systems, signed a PLM solutions contract. The newly acquired PLM solutions will help DHIM enhance product development and consolidate collaboration environments with CATIA V5 and ENOVIA LCA software developed by DS. PLM technologies will enable DHIM to maximize efficiencies surrounding the development of products such as forklifts and passenger car engines, and exploit the collaboration features afforded by PLM solutions.

Nilfisk-Advance, one of the world's leading suppliers of cleaning equipment, signed a contract for the expansion and consolidation of the company's PLM platform. Nilfisk-Advance development teams will benefit from faster product design and improved collaboration with software developed by DS, including CATIA V5 for collaborative product development, and ENOVIA Portal and SMARTEAM for collaborative lifecycle management.

ENAER, Chile's national aeronautical company, signed a PLM solutions contract, including both CATIA and SMARTEAM. These software solutions will enable ENAER to standardize its entire product development platform, while realizing significant cost reductions.

Vanderlande Industries of the Netherlands selected SMARTEAM as its enterprise PLM solution. Vanderlande Industries is a leading provider of advanced material handling and supply chain systems for distribution centers, airport baggage handling operations, sorting centers for express parcel services, and the manufacturing industry.

DS and ESI Group (Euronext Paris: #6584) signed a CAA V5 (Component Application Architecture) strategic development agreement under which ESI Group will develop and sell its next generation solutions for Virtual Prototyping, Manufacturing and Environment using V5 middleware. As a result of this partnership, ESI Group will first focus on delivering within V5, multi-physics realistic simulation solutions for crashworthiness and stamping processes. ESI Group is a world-leading provider of digital simulation software for prototype and manufacturing process engineering that takes into account the physics of materials critical for crash, safety, vibro-acoustics, stamping, casting, welding, flow and electromagnetics simulation. Under the terms of the agreement, ESI Group joins DS Software Community Program as a CAA V5 Gold Software Partner.

DS and Immersion Corporation (Nasdaq: IMMR) signed an agreement under which Immersion will develop a new hand-interaction software suite based on the CAA V5 development platform. The suite, VirtualHand(R) for V5, will enable CATIA and ENOVIA DMU V5 users to manipulate and feel a 3D digital mockup in a natural way using their hands. For the first time ever, V5 users will experience realistic force feedback with their entire hand while touching or grasping a 3D digital part. This innovative way of physically interacting with a digital mock-up enables designers to evaluate the ergonomics of an automobile, an aircraft and other complex industrial machinery more intuitively and cost-effectively.

Werner Co., the world's leading ladder manufacturer and distributor, will use SolidWorks 3D CAD and SMARTEAM PDM software to dramatically shorten its design cycle time. SolidWorks' powerful modeling capabilities and intuitive user interface will enable Werner Co. to increase product development and quickly migrate from static 2D drawings to 3D solid models. The ability to visualize products in 3D will help Werner Co. troubleshoot potential design flaws, reducing the number of expensive prototypes it builds, and speeding products to customers.

Hinterkopf Company, a pioneer in employing automation to streamline production of aluminum cans, and aluminum and plastic tubes, will use SolidWorks 3D CAD software to design the automatic production lines that make everything from plastic toothpaste tubes to aluminum aerosol cans used around the world. The company has purchased 30 licenses of SolidWorks software to accelerate product design time, reduce production errors, and fine-tune large assemblies so it can deliver machinery faster than with other CAD packages. It is also using SMARTEAM PDM software to manage all of the design data it generates and COSMOSMotion to analyze those product designs in operation.

The Holland Group, the world's largest vehicle connection system manufacturer, has made SolidWorks software its standard for 3D CAD. The Holland Group purchased 28 licenses of SolidWorks to quickly turn out new product designs and match them to their customers' unique tractor and trailer designs.

The University of Ottawa has adopted SolidWorks as the 3D CAD software it uses in its unique mechanical engineering design curriculum. The university has 100 seats of SolidWorks software that it uses to quickly teach 425 students in either English or French, the principles of solid modeling.

ADDITIONAL HIGHLIGHTS


SolidWorks 2003 software has been selected by readers of NASA Tech Briefs, the United States' largest circulating engineering magazine, as Product of the Year for 2002. It is the second time NASA Tech Briefs magazine readers have honored SolidWorks with the award since the company's software was introduced in 1995. SolidWorks is the only company to have received this prestigious award twice.

It was announced recently that CIMdata, a PLM Consulting and research firm, completed an ROI study of DELMIA solutions, indicating that companies using DELMIA digital manufacturing solutions are achieving or exceeding their initial objectives and anticipated benefits. According to the study, organizations adopting digital manufacturing technologies can expect annual returns of five to ten times their annual investment. The study is based upon information obtained from DELMIA customers in the automotive, aerospace and shipbuilding industries in the United States, Europe and Asia.

Conference call information:

The Company will host a teleconference call today at 4:00 PM CET/3:00 PM London/ 10:00 AM New York. The conference call will be available via the Internet by accessing www.3ds.com. A replay of the conference call will be available until May 1, 2003 via the Internet by accessing www.3ds.com.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2003 second quarter revenue, 2003 revenue on a reported basis and 2003 revenue growth in constant currencies, 2003 operating margin trends and 2003 EPS, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v) our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2001, which was filed with the SEC on June 20, 2002, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Dassault Systemes offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

                               (Tables to follow)

                                DASSAULT SYSTEMES

                                   KEY FIGURES
                  (in millions of Euro, except per share data)



1st QUARTER

                                           1Q03                    1Q02                 Percentage Variance
                                      ---------------         ----------------          -------------------
Process-Centric excluding PDM              121.6                  135.0                        (10)%
revenue
Design-Centric revenue                     30.5                    32.7                        (7)%
PDM revenue                                17.3                    14.8                        17%

Revenue                                    169.4                  182.5                        (7)%
           AMERICAS                        51.0                    53.9                        (5%)
           EUROPE                          78.4                    88.1                        (11%)
           ASIA                            40.0                    40.5                        (1%)
Operating Income(1)                        36.8                    42.7                        (14)%
Operating Margin (1)                       21.7%                  23.4%
Net Income (1)                             24.2                    28.5                        (15%)
EPS (1)                                    0.21                    0.24                        (13%)
Closing Headcount                          3,994                  3,855                          4%

(1)  Excluding acquisition costs

                                DASSAULT SYSTEMES
                     CONSOLIDATED STATEMENTS OF INCOME DATA
                  (in millions of Euro, except per share data)

                                                                           Three Months Ended
                                                              March 31, 2003                    March 31, 2002
                                                        -------------------------        -------------------------
Revenue
Software                                                             145.1                           159.3
Services and Other                                                    24.3                            23.2
                                                        -------------------------        -------------------------
              Total Revenue                           (euro)         169.4              (euro)       182.5
Cost of Revenue
Software                                                               5.8                             6.9
Services and Other                                                    21.9                            20.8
                                                        -------------------------        -------------------------
         Total Cost of Revenue                        (euro)          27.7              (euro)        27.7
                     Gross Profit                     (euro)         141.7              (euro)       154.8
Research, Selling, Administrative and Acquisition
expenses
Research and Development                                              53.6                            57.2
Marketing and Sales                                                   39.6                            42.4
General and Administrative                                            11.7                            12.5
Acquisition Costs                                                      2.1                             3.9
                                                        -------------------------        -------------------------
Total Research, Selling, Administrative and           (euro)         107.0              (euro)       116.0
Acquisition expenses
                                                        =========================        =========================
Operating Income                                      (euro)          34.7              (euro)        38.8
Financial revenue and Other                                            2.0                             4.6
Income before income taxes                                            36.7                            43.4
Income tax expense                                                   (14.4)                          (18.1)
                                                        -------------------------        -------------------------
Net Income                                            (euro)          22.3              (euro)        25.3
                                                        =========================        =========================
Basic net income per share (1)                        (euro)          0.20              (euro)        0.22
                                                        =========================        =========================
Diluted net income per share (1)                      (euro)          0.20              (euro)        0.21
                                                        =========================        =========================
Basic weighted average shares outstanding                            113.5                           114.0
(in millions)
                                                        =========================        =========================
Diluted weighted average shares outstanding (in                      114.0                           118.1
millions)
                                                        =========================        =========================
(1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                                      (euro)         36.8               (euro)       42.7
                                                        =========================        =========================
Net Income                                            (euro)         24.2               (euro)       28.5
                                                        =========================        =========================
Diluted net income per share                          (euro)         0.21               (euro)       0.24
                                                        =========================        =========================

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

     Excluding acquisition costs, the consolidated statements of income data would have been as follows:

                                                                   Three Months Ended
                                                        March 31, 2003               March 31, 2002              Variation
                                                                                                                     %
                                                    ----------------------        ---------------------       ----------------
Revenue
Software                                                        145.1                       159.3                   <8.9%>
Services and Other                                               24.3                        23.2                     4.7%
                                                    ----------------------        ---------------------
              Total Revenue                       (euro)        169.4           (euro)      182.5                   <7.2%>
Cost of Revenue
Software                                                          5.8                         6.9                  <15.9%>
Services and Other                                               21.9                        20.8                     5.3%
                                                    ----------------------        ---------------------
       Total Cost of Revenue                      (euro)         27.7           (euro)       27.7                     0.0%
Gross Profit                                      (euro)        141.7           (euro)      154.8                   <8.5%>
Research, Selling, Administrative
Research and Development                                         53.6                        57.2                   <6.3>%
Marketing and Sales                                              39.6                        42.4                   <6.6%>
General and Administrative                                       11.7                        12.5                   <6.4>%
                                                    ----------------------        ---------------------
Total Research, Selling, Administrative           (euro)        104.9           (euro)      112.1                   <6.4%>
                                                    ======================        =====================       ================
Operating Income                                  (euro)         36.8           (euro)       42.7                  <13.8%>
Financial revenue and Other                                       2.0                         4.6                  <56.5%>
Income before income taxes                                       38.8                        47.3                  <18.0%>
Income tax expense                                             <14.6>                      <18.8>                      N/S
Net Income                                        (euro)         24.2           (euro)       28.5                  <15.1%>
                                                    ======================        =====================       ================
Diluted net income per share                      (euro)         0.21           (euro)       0.24                  <12.5%>
                                                    ======================        =====================       ================
Diluted weighted average shares outstanding (in                 114.0                       118.1
millions)

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in millions of Euro)

                                                                       March 31, 2003            December 31, 2002
                                                                --------------------------    ------------------------
ASSETS
Cash and short-term investments                                             459.6                         388.4
Accounts receivable, net                                                    139.7                         229.5
Other assets                                                                301.8                         302.3
                                                                --------------------------    ------------------------
Total assets                                                  (euro)        901.1           (euro)        920.2
LIABILITIES
AND SHAREHOLDERS' EQUITY
Total liabilities                                                           286.2                         291.9
Shareholders' equity                                                        614.9                         628.3
                                                                --------------------------    ------------------------
Total liabilities and shareholders' equity                    (euro)        901.1           (euro)        920.2






CONTACT:


Dassault Systemes:                          FD International:
Didier Gaillot/Valerie Agathon              Giles Sanderson/Emma Rutherford
33.1.40.99.69.24                            44.20.7831.3113

Michele Katz                                Jean-Benoit Roquette
1.631.288.1145                              Nelly Dimey/Lorie Lichtlen
                                            33.1.47.03.68.10

                                            Deborah Ardern-Jones
                                            1.212.850.5626

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.

     Date: April 24, 2003                    By:     /s/ Thibault de Tersant
                                                     -----------------------
                                             Name:   Thibault de Tersant
                                             Title:  Chief Financial Officer,
                                                     Executive Vice President

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